Registration Statement Nos. 333-162219
333-162219-01

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________
FORM T-1

STATEMENT OF ELIGIBILITY
UNDER THE TRUST INDENTURE ACT OF 1939
OF A CORPORATION DESIGNATED TO ACT AS TRUSTEE
Check if an Application to Determine Eligibility of a Trustee Pursuant to Section 305(b)(2)  ☒

WILMINGTON TRUST COMPANY
 (Exact name of Trustee as specified in its charter)

Delaware	51-0055023
(Jurisdiction of incorporation of organization if not a U.S. national bank)	(I.R.S. Employer Identification No.)

1100 North Market Street
Wilmington, Delaware  19890-0001
(302) 651-1000
(Address of principal executive offices, including zip code)

Michael A. DiGregorio
Senior Vice President and General Counsel
Wilmington Trust Company
1100 North Market Street
Wilmington, Delaware  19890-0001
(302) 651-8793
(Name, address, including zip code, and telephone number, including area code, of agent of service)

The Royal Bank of Scotland plc (Exact name of obligor as specified in its charter)
United Kingdom	Not Applicable
(State or other jurisdiction or incorporation or organization)	(I.R.S. Employer Identification No.)

  RBS Gogarburn, PO Box 1000
Edinburgh EH12 1HQ
United Kingdom
(Address of principal executive offices, including zip code)

The Royal Bank of Scotland Group plc (Exact name of obligor as specified in its charter)

United Kingdom	Not Applicable
(State or other jurisdiction or incorporation or organization)	(I.R.S. Employer Identification No.)

  RBS Gogarburn, PO Box 1000
Edinburgh EH12 1HQ
United Kingdom
(Address of principal executive offices, including zip code)
______________________

RBS NotesSM
and Guarantees of RBS NotesSM
(Title of the indenture securities)

ITEM 1.	GENERAL INFORMATION.

Furnish the following information as to the trustee:

(a)	Name and address of each examining or supervising authority to which it is subject.

Federal Reserve Bank of Philadelphia	State Bank Commissioner
Ten Independence Mall	555 East Lockerman Street, Suite 210
Philadelphia, PA 19106-1574	Dover, Delaware 19901

(b)	Whether it is authorized to exercise corporate trust powers.

The trustee is authorized to exercise corporate trust powers.

ITEM 2.	AFFILIATIONS WITH THE OBLIGOR.

If the obligor is an affiliate of the trustee, describe each affiliation:

Based upon an examination of the books and records of the trustee and information available to the trustee, the obligor is not an affiliate of the trustee.

ITEM 16.	LIST OF EXHIBITS.

Listed below are all exhibits filed as part of this Statement of Eligibility and Qualification.

Exhibit 1.  Copy of the Charter of Wilmington Trust Company:
Exhibit 2 -Certificate of  Authority of Wilmington Trust Company to commence business – included in Exhibit 1 above.
Exhibit 3 - Authorization of Wilmington Trust Company  to exercise corporate trust powers – included in Exhibit 1 above.
Exhibit 4. Copy of By-Laws of Wilmington Trust Company.
Exhibit 5. Not applicable
Exhibit 6.  Consent of Wilmington Trust Company required by Section 321(b) of the Trust Indenture Act.
Exhibit 7. Copy of  most recent Report of  Condition of Wilmington Trust Company.
Exhibit 8. Not applicable.
Exhibit 9. Not applicable.

Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the trustee, Wilmington Trust Company, a corporation organized and existing under the laws of Delaware, has duly caused this Statement of Eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Wilmington and State of Delaware on the 25th day of August, 2010.

[SEAL]		WILMINGTON TRUST COMPANY

Attest:	/s/ Joshua C. Jones	By:	/s/ Mary C. St. Amand
	Assistant Secretary	Name:	Mary C. St. Amand
		Title:	Vice President